UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2012

Commission File Number: 001-34271

CHANGYOU.COM LIMITED

(Exact name of registrant as specified in its charter)

East Tower, Jing Yan Building

No. 29 Shijingshan Road, Shijingshan District

Beijing 100043

People’s Republic of China

(8610) 6861-3000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐    No  ☒

Press Releases

On April 30, 2012, the registrant announced its unaudited financial results for the first quarter ended March 31, 2012. A copy of the press release issued by the registrant regarding the foregoing is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

Safe Harbor Statement

This report on 6-K contains forward-looking statements. Statements that are not historical facts, including statements about the registrant’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them.

Forward-looking statements involve inherent risks and uncertainties. The registrant cautions you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement.

Potential risks and uncertainties include, but are not limited to, the continuing global financial and credit markets crisis and its potential impact on the Chinese economy, the uncertain regulatory landscape in the People’s Republic of China, fluctuations in the registrant’s quarterly operating results, the registrant’s historical and possible future losses and limited operating history, and the registrant’s reliance on its online game Tian Long Ba Bu as a major revenue source. Further information regarding these and other risks is included in the registrant’s Annual Report on Form 20-F filed on February 28, 2012, and other filings with the Securities and Exchange Commission.

Exhibits.

99.1 Press release regarding financial results for the first quarter ended March 31, 2012.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHANGYOU.COM LIMITED

By:	/s/ Alex Ho
Alex Ho, Chief Financial Officer

Date: April 30, 2012

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release regarding financial results for the first quarter ended March 31, 2012.

Exhibit 99.1

Changyou Reports First Quarter 2012 Unaudited Financial Results

Total Revenues and Non-GAAP Net Income for the First Quarter Exceed Company’s Guidance

Beijing, China, April 30, 2012 – Changyou.com Limited (“Changyou” or the “Company”) (NASDAQ: CYOU), a leading online game developer and operator in China, today announced its unaudited financial results for the first quarter ended March 31, 2012.

First Quarter 2012 Highlights

•	Total revenues were US$136.8 million, a decrease of 1% quarter-over-quarter and an increase of 30% year-over-year, exceeding the high end of the Company’s guidance by US$2.8 million.

•	Online game revenues reached a record US$127.4 million, an increase of 3% quarter-over-quarter and 34% year-over-year, exceeding the high end of the Company’s guidance by US$3.4 million.

•

Net income attributable to Changyou.com Limited was US$65.3 million, or US$1.22 per fully diluted ADS[1]. Net income attributable to Changyou.com Limited increased 1% quarter-over-quarter and 12% year-over-year.

•

Non-GAAP[2] net income attributable to Changyou.com Limited was US$66.5 million, or US$1.24 per fully diluted ADS. Non-GAAP net income attributable to Changyou.com Limited decreased 7% quarter-over-quarter and increased 10% year-over-year and exceeded the high end of the Company’s guidance by US$6.5 million.

Mr. Tao Wang, Changyou’s chief executive officer, commented, “We’ve started the year with progress in both MMO games and Web-based games, reflecting the solid execution of our “users first” strategy. During the quarter, we integrated the 17173 Business, which includes the assets and business operations associated with the popular game information portal based in China that is operated through the 17173.com Website. The 17173 Business will be the platform around which we will introduce new services and products targeted for gamers over the coming year. We believe that the 17173 Business has the potential to become China’s key online games platform and is an integral part of our commitment to meeting the ever-evolving needs of the world’s largest online game-playing community.”

Mr. Dewen Chen, president and chief operating officer, continued, “Our flagship games, TLBB and DDTank, continue to rank amongst the top games in China in the MMO game category and Web-based game category, respectively. Shen Qu, a new Web-based game developed in-house by 7Road, is growing in momentum while we roll out the game to more websites and game portals based in China. Meanwhile, we have four new games of different genres and graphic styles due for launch in the remainder of the year that are expected to draw in new communities of users to expand our user base.”

[1]	Each American depositary share (“ADS”) represents two Class A ordinary shares.
[2]

Beginning in the fourth quarter of 2011, the Company revised its non-GAAP reporting methodology to exclude goodwill impairment, impairment of intangibles via acquisitions of businesses and related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income from the reversal of contingent consideration previously recorded for acquisitions, in addition to its historical practice of excluding share-based compensation expense from non-GAAP results. Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Disclosure” and “Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures.”

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Mr. Alex Ho, Changyou’s chief financial officer, added, “We exceeded our financial expectations for the first quarter. Our top-line and bottom-line results reflected contributions from multiple areas, namely MMO games, Web-based games and the 17173 Business. In the year ahead, we will leverage on our positive net cash position and the solid cash flows from our existing business to invest in new strategic areas of the company that include Web-based games, mobile games, social games and platform.”

First Quarter 2012 Operational Results

The Company’s operational results for the first quarter of 2012, which exclude those of 7Road’s Web-based games, were as follows:

•	Aggregate registered accounts for the Company’s games[3] increased 7% quarter-over-quarter and 62% year-over-year to 188.5 million.

•	Aggregate PCU for the Company’s games decreased 8% quarter-over-quarter and increased 8% year-over-year to 1.08 million.

•	Aggregate APA for the Company’s games decreased 2% quarter-over-quarter and increased 8% year-over-year to 3.11 million.

•	ARPU for the Company’s games slightly increased 2% quarter-over-quarter and 7% year-over-year to RMB225.

7Road’s operational results for the first quarter of 2012 were as follows:

•	Active accounts[4] for 7Road’s games[5] were 47.3 million, an increase of 13% quarter-over-quarter. The increase in active accounts was mainly due to new gamers playing Shen Qu during the quarter.

•

Active charging accounts[6] for 7Road’s games was 1.55 million, a decrease of 6% quarter-over-quarter. The decrease was mainly because the first quarter is a seasonally weaker quarter for DDTank in China and because of increased competition in one of its overseas markets.

•

Average revenue recognized per active charging accounts[7] for 7Road’s games were RMB50, an increase of 32% quarter-over-quarter. The increase was mainly due to players’ average spending level for Shen Qu, which is a role-playing game, being higher than it is for DDTank, which is an action game.

[3]

Excludes Web-based games of 7Road and comprises the following games operated in China: Tian Long Ba Bu (“TLBB”), Duke of Mount Deer (“DMD”), Blade Online, Blade Hero 2, Da Hua Shui Hu, Zhong Hua Ying Xiong, Immortal Faith, and Legend of Ancient World.

[4]	Active accounts are defined as registered accounts that were logged in at least once during the period.
[5]	Comprises the following Web-based games: DDTank and Shen Qu.
[6]	Active charging accounts are defined as the number of active accounts that purchased virtual currency for use in the game during the period.
[7]	Average revenue recognized per active charging accounts is defined as net revenues recognized by 7Road for the period divided by the number of active charging accounts for the same period.

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First Quarter 2012 Unaudited Financial Results

Revenues

Total revenues for the first quarter of 2012 decreased 1% quarter-over-quarter and increased 30% year-over-year to US$136.8 million.

Online game revenues, which include revenues from Changyou’s game operations and overseas licensing revenues and revenues from 7Road, increased 3% quarter-over-quarter and 34% year-over-year to US$127.4 million. The quarter-over-quarter increase was mainly due to the ongoing popularity of TLBB and the good initial reception of Shen Qu in China. The year-over-year increase was mainly due to consolidation of 7Road’s financial statements, the ongoing popularity of TLBB and the good initial reception of Shen Qu in China.

Online advertising revenues, which consist of revenues generated from the 17173 Business, decreased 34% quarter-over-quarter and increased 4% year-over-year to US$8.2 million. The quarter-over-quarter decrease was mainly due to the seasonal slowdown typical of the first quarter for advertising. The year-over-year increase was mainly due to higher advertising prices in the first quarter of 2012 than in the first quarter last year.

Other revenues, which consist of cinema advertising revenues, were US$1.1 million, down 42% quarter-over-quarter and 47% year-over-year. The decreases were mainly due to continued streamlining of the cinema advertising business in the first quarter.

Gross profit

Gross profit and non-GAAP gross profit decreased 1% quarter-over-quarter and increased 25% year-over-year to US$115.4 million and US$115.5 million respectively. Both gross margin and non-GAAP gross margin were 84%, compared with 85% in the fourth quarter of 2011 and 88% in the first quarter of 2011.

Gross profit and non-GAAP gross profit of the online games business increased 4% quarter-over-quarter and 29% year-over-year to US$111.0 million and US$111.1 million, respectively. Both gross margin and non-GAAP gross margin of the online games business were 87%, which was the same as for the fourth quarter of 2011, compared with 91% in the first quarter of 2011. The year-over-year decline in gross margin and non-GAAP gross margin for the online games business was mainly due to higher bandwidth and server costs as Changyou operated a larger portfolio of online games in the first quarter of 2012 and an increase in headcount.

Gross profit and non-GAAP gross profit of the online advertising business decreased 40% quarter-over-quarter and 3% year-over-year to US$6.8 million. Gross margin of the online advertising business was 83%, compared with 91% in the fourth quarter of 2011 and 89% in the first quarter of 2011. Non-GAAP gross margin of the online advertising business was 83%, compared with 92% in the fourth quarter of 2011 and 90% in the first quarter of 2011. The quarter-over-quarter and year-over-year decreases in gross margin and non-GAAP gross margin for the online advertising business were mainly due to a decline in online advertising revenues in the first quarter of 2012.

Gross loss and non-GAAP gross loss of other business were US$2.4 million compared with US$1.6 million in the fourth quarter of 2011 and US$431,000 in the first quarter of 2011.

Operating expenses

Total operating expenses decreased 19% quarter-over-quarter and increased 37% year-over-year to US$35.5 million.

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Product development expenses were US$17.3 million, an increase of 8% quarter-over-quarter and 54% year-over-year. The quarter-over-quarter and year-over-year increases were mainly due to an increase in salaries and benefits after hiring more game engineers in the first quarter of 2012.

Sales and marketing expenses were US$9.8 million, a decrease of 21% quarter-over-quarter and an increase of 14% year-over-year. The quarter-over-quarter decrease was mainly due to savings in advertising costs as no new MMO games and no major expansion packs for major games were launched in the first quarter of 2012, which were partially offset by an increase in advertising costs for the promotion of the 17173 Business. The year-over-year increase was mainly due to an increase in advertising costs for the promotion of the 17173 Business.

General and administrative expenses were US$8.4 million, a decrease of 15% quarter-over-quarter and a increase of 39% year-over-year. The quarter-over-quarter decrease was mainly due to a decrease in bad debt expenses related to the cinema advertising business in the first quarter of 2012. The year-over-year increase was mainly due to an increase in headcount and an increase in bad debt expenses related to the cinema advertising business in the first quarter of 2012, which were higher than in the first quarter of 2011.

Operating profit

Operating profit increased 9% quarter-over-quarter and 20% year-over-year to US$79.9 million. Operating margin was 58%, compared with 53% in the fourth quarter of 2011 and 63% in the first quarter of 2011.

Non-GAAP operating profit increased 2% quarter-over-quarter and 18% year-over-year to US$81.1 million. Non-GAAP operating margin was 59%, compared with 58% in the fourth quarter of 2011 and 65% in the first quarter of 2011.

Net income

Net income increased 1% quarter-over-quarter and 14% year-over-year to US$66.4 million. Net margin was 49%, compared with 48% in the fourth quarter of 2011 and 56% in the first quarter of 2011.

Non-GAAP net income decreased 6% quarter-over-quarter and increased 12% year-over-year to US$67.6 million. Non-GAAP net margin was 49%, compared with 52% in the fourth quarter of 2011 and 57% in the first quarter of 2011.

Net income attributable to Changyou.com Limited

Net income attributable to Changyou.com Limited increased 1% quarter-over-quarter and 12% year-over-year to US$65.3 million. Fully diluted earnings per ADS attributable to Changyou.com Limited were US$1.22, compared with US$1.21 in the fourth quarter of 2011 and US$1.10 in the first quarter of 2011. Net margin attributable to Changyou.com Limited was 48%, compared with 47% in the fourth quarter of 2011 and 56% in the first quarter of 2011.

Non-GAAP net income attributable to Changyou.com Limited decreased 7% quarter-over-quarter and increased 10% year-over-year to US$66.5 million. Non-GAAP fully diluted earnings per ADS attributable to Changyou.com Limited were US$1.24, compared with US$1.33 in the fourth quarter of 2011 and US$1.13 in the first quarter of 2011. Non-GAAP net margin attributable to Changyou.com Limited was 49%, compared with 52% in the fourth quarter of 2011 and 57% in the first quarter of 2011.

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Cash and Cash Equivalents

As of March 31, 2012, Changyou had net cash balance of US$366.5 million, which increased from US$330.4 million as of December 31, 2011. Operating cash flow for the first quarter of 2012 was a net inflow of US$56.4 million.

Other Business Developments in the First Quarter of 2012

New In-house-Developed Web-based Game Shen Qu Operates on 27 Websites in China

Shen Qu is a 2.5D real time strategy Web-based game set against a mythical western universe, which is being developed in-house by 7Road. The game focuses on the exploration of cities and instances. Players, as rulers of the city, fight against a demonic race by developing their own facilities and armies. When exploring instances, players can experience diverse playing modes, including chasing, escaping and counterattacking, and finally become the overlord of an area. In December 2011, we began test operating Shen Qu on three websites based in China and started to generate revenues. As of April 29, 2012, Shen Qu operates on 27 different social networking sites and game portals in China.

Business Outlook

For the second quarter of 2012, Changyou expects:

•

Total revenues to be between US$139.5 million and US$143.5 million, including online game revenues of US$130.0 million to US$133.0 million and online advertising revenues of US$8.5 million to US$9.5 million.

•	Non-GAAP net income attributable to Changyou.com Limited to be between US$58.0 million and US$60.0 million.

•	Non-GAAP fully diluted earnings per ADS attributable to Changyou.com Limited to be between US$1.08 and US$1.12.

•

Assuming no new grants of share-based awards, share-based compensation expense to be between US$1.0 million and US$1.5 million, reducing fully diluted earnings per ADS attributable to Changyou.com Limited by US$0.02 to US$0.03.

Basis of Presentation for Unaudited Financial Results

On December 15, 2011, Changyou completed the acquisition from Sohu of the 17173 Business. As Changyou and the 17173 Business were under common control by Sohu both before and after the acquisition, in accordance with ASC 805-50, Changyou’s unaudited consolidated financial information reported in this press release, unless otherwise stated, has been prepared as if the 17173 Business had been owned and operated by Changyou throughout the periods presented.

Non-GAAP Disclosure

To supplement the unaudited consolidated financial information prepared in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Changyou’s management uses non-GAAP measures of gross profit, operating profit, net income attributable to Changyou.com Limited and diluted net income attributable to Changyou.com Limited per ADS, which are adjusted from results based on GAAP to exclude the compensation cost of share-based awards granted, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income from the reversal of contingent consideration previously recorded for acquisitions. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

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Beginning in the fourth quarter of 2011, the Company revised its non-GAAP reporting methodology to exclude goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income from the reversal of contingent consideration previously recorded for acquisitions, in addition to its historical practice of excluding share-based compensation expense from non-GAAP results.

Changyou’s management believes that excluding share-based compensation expense, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income from the reversal of contingent consideration previously recorded for acquisitions from its non-GAAP financial measures is useful for itself and investors. Further, the amount of share-based compensation expense, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income from the reversal of contingent consideration previously recorded for acquisitions cannot be anticipated by management, and these expenses are not built into the Company’s annual budgets and quarterly forecasts, which generally will be the basis for information Changyou provides to analysts and investors as guidance for future operating performance. As share-based compensation expense, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income from the reversal of contingent consideration previously recorded for acquisitions does not involve subsequent cash outflow, Changyou does not factor this in when evaluating and approving expenditures or when determining the allocation of its resources to its business operations. As a result, in general, the monthly financial results for internal reporting and any performance measure for commissions and bonuses are based on non-GAAP financial measures that exclude share-based compensation expense, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income from the reversal of contingent consideration previously recorded for acquisitions.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of Changyou’s current financial performance and prospects for the future. A limitation of using non-GAAP gross profit, operating profit, net income attributable to Changyou.com Limited and diluted net income attributable to Changyou.com Limited per ADS, excluding share-based compensation expense, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income from the reversal of contingent consideration previously recorded for acquisitions, is that the share-based compensation charge has been and will continue to be a significant recurring expense in the Company’s business for the foreseeable future, and goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income from the reversal of contingent consideration previously recorded for acquisitions may recur in the future. In order to mitigate these limitations the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

Notes to Financial Information

Financial information in this press release other than the information indicated as being non-GAAP is derived from Changyou’s unaudited financial statements prepared in accordance with GAAP.

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Mezzanine equity consists of non-controlling interests in 7Road and a put option that gives the non-controlling shareholders the right to put their shares to Changyou at a pre-determined price if 7Road achieves specified performance milestones before the expiry of the put option and certain other circumstances occur. The put option will expire in 2014. Non-controlling interests of 7Road and the put option are classified as mezzanine equity in Changyou’s consolidated balance sheets, as redemption of the non-controlling interests is not solely within the control of Changyou.

In accordance with ASC subtopic 480-10, Changyou accretes the balance of non-controlling interests to its redemption value over the period from the date of 7Road acquisition to the earliest exercise date of the put right. Any subsequent changes in the redemption value are considered to be changes in accounting estimates and are also recognized over the same period as net income attributable to mezzanine classified non-controlling interests.

Safe Harbor Statement

It is currently expected that the Business Outlook will not be updated until the release of Changyou’s next quarterly earnings announcement; however, Changyou reserves the right to update its Business Outlook at any time for any reason.

This announcement contains forward-looking statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. The Company cautions that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the continuing global financial and credit markets crisis and its potential impact on the Chinese economy, the uncertain regulatory landscape in the People’s Republic of China, fluctuations in Changyou’s quarterly operating results, Changyou’s historical and possible future losses and limited operating history, and the Company’s reliance on Tian Long Ba Bu as its major revenue source. Further information regarding these and other risks is included in Changyou’s Annual Report on Form 20-F filed on February 28, 2012, and other filings with the Securities and Exchange Commission.

Conference Call Information

Changyou’s management team will host an earnings conference call today at 7 a.m. U.S. Eastern Time, April 30, 2012 (7 p.m. Beijing/Hong Kong, April 30, 2012).

The dial-in details for the live conference call are:

US:	+1-866-519-4004
Hong Kong:	+852-2475-0994
International:	+1-718-354-1231
Passcode:	CYOU

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call at 10:00 a.m. U.S. Eastern Time on April 30, 2012 through May 7, 2012. The dial-in details for the telephone replay are:

International:	+1-866-214-5335
Passcode:	70773777

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The live webcast and archive of the conference call will be available on the Investor Relations section of Changyou’s website at http://www.changyou.com/ir/.

About Changyou

Changyou.com Limited (NASDAQ: CYOU) is a leading developer and operator of online games in China with a diverse portfolio of online games that includes Tian Long Ba Bu, one of the most popular massively multi-player online (“MMO”) games in China, and DDTank, one of the top-ranking Web-based games in China. Changyou also owns and operates the 17173.com Website, a leading game information portal in China. Changyou began operations as a business unit within Sohu.com Inc. (NASDAQ: SOHU) in 2003, and was carved out as a separate, stand-alone company in December 2007. It completed an initial public offering on April 7, 2009. Changyou has an advanced technology platform that includes advanced 2.5D and 3D graphics engines, a uniform game development platform, effective anti-cheating and anti-hacking technologies, proprietary cross-networking technology and advanced data protection technology. For more information, please visit http://www.changyou.com/ir/.

For investor and media inquiries, please contact:

In China:

Ms. Angie Chang

Investor Relations

Changyou.com Limited

Tel:	+86 (10) 6861-3688
E-mail:	ir@cyou-inc.com

In the United States:

Mr. Jeff Bloker

Christensen

Tel:	+1 (480) 614-3003
E-mail:	jbloker@ChristensenIR.com

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CHANGYOU.COM LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER ADS AMOUNTS)

	Three Months Ended
	Mar. 31, 2012	Dec. 31, 2011	Mar. 31, 2011
		(a)	Restated (a)
Revenues:
Online game	$127,446	$123,252	$94,930
Online advertising	8,170	12,413	7,822
Others	1,149	1,986	2,159

Total revenues	136,765	137,651	104,911

Cost of revenues:
Online game (includes share-based compensation expense of $71, $29 and $33 respectively)	16,408	16,341	8,968
Online advertising (includes share-based compensation expense of $19, $31 and $36 respectively)	1,390	1,069	842
Others	3,591	3,589	2,590

Total cost of revenues	21,389	20,999	12,400

Gross profit	115,376	116,652	92,511

Operating expenses:
Product development (includes share-based compensation expense of $614, $640 and $782, respectively)	17,252	15,978	11,230
Sales and marketing (includes share-based compensation expense of $112, $217 and $240 respectively)	9,832	12,453	8,643
General and administrative (includes share-based compensation expense of $444, $546 and $832 respectively)	8,417	9,852	6,059
Goodwill impairment and impairment of acquired intangibles via acquisition of businesses (b)	—	5,420	—

Total operating expenses	35,501	43,703	25,932

Operating profit	79,875	72,949	66,579

Interest income	2,980	4,338	1,839
Foreign currency exchange loss	(550)	(129)	(156)
Other income	322	248	(329)

Income before income tax expense	82,627	77,406	67,933
Income tax expense	(16,266)	(11,970)	(9,533)

Net income	66,361	65,436	58,400
Less: Net income attributable to mezzanine classified non-controlling interests	1,111	1,105	—

Net income attributable to Changyou.com Limited	$65,250	$64,331	$58,400

Basic net income per ADS attributable to Changyou.com Limited	$1.24	$1.23	$1.12

ADSs used in computing basic net income per ADS attributable to Changyou.com Limited	52,717	52,510	52,226

Diluted net income per ADS attributable to Changyou.com Limited	$1.22	$1.21	$1.10

ADSs used in computing diluted net income per ADS attributable to Changyou.com Limited	53,356	53,317	53,245

Note:

(a)	The above condensed consolidated statements of operations have been prepared as if the recently acquired 17173 Business from Sohu had been in existence throughout the periods presented in accordance with ASC 805-50. Changyou completed the acquisition from Sohu the 17173 Business on December 15, 2011.
(b)	Goodwill impairment and impairment of intangibles via acquisitions of businesses of US$5.4 million for the three months ended December 31, 2011 were related to the cinema advertising business.

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CHANGYOU.COM LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED, IN THOUSANDS)

	As of Mar. 31, 2012	As of Dec. 31, 2011
		(a)
ASSETS
Current assets:
Cash and cash equivalents	$366,457	$330,411
Accounts receivable, net	14,031	11,326
Short-term investments	30,334	17,560
Prepaid and other current assets	19,090	11,610

Total current assets	429,912	370,907

Non-current assets:
Fixed assets, net	67,084	68,394
Goodwill	134,746	134,616
Intangible assets, net	64,926	48,441
Equity investments	350	350
Deferred tax assets	2,744	3,605
Other assets, net	145,058	126,760

Total non-current assets	414,908	382,166

TOTAL ASSETS	$844,820	$753,073

LIABILITIES
Current liabilities:
Receipts in advance and deferred revenue	$53,107	$51,900
Accounts payable and accrued liabilities	77,686	69,438
Tax payables	12,211	13,189
Deferred tax liabilities	1,402	—
Due to Sohu	20,654	20,969

Total current liabilities	165,060	155,496

Long-term liabilities:
Long-term deferred tax liabilities	8,995	5,146
Long-term contingent consideration	17,050	16,704
Long-term accounts payable	15,104	3,612

Total long-term liabilities	41,149	25,462

Total liabilities	206,209	180,958
MEZZANINE EQUITY
Total mezzanine equity	58,428	57,254
SHAREHOLDERS’ EQUITY
Total shareholders’ equity	580,183	514,861

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	$844,820	$753,073

Note:

(c)	The above condensed consolidated statements of operations have been prepared as if the recently acquired 17173 Business from Sohu had been in existence throughout the periods presented in accordance with ASC 805-50. Changyou completed the acquisition from Sohu the 17173 Business on December 15, 2011.

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CHANGYOU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATION MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Three Months Ended Mar. 31, 2012				Three Months Ended Dec. 31, 2011
	GAAP	Non-GAAP adjustments		Non-GAAP	GAAP	Non-GAAP adjustments		Non-GAAP
		Share-based compensation expense (a)	Goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact (b)			Share-based compensation expense (a)	Goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact (b)
Online game gross profit	$111,038	71	—	111,109	$106,911	$29	$—	$106,940
Online advertising gross profit	6,780	19	—	6,799	11,344	31	—	11,375
Other gross loss	(2,442)	—	—	(2,442)	(1,603)	—	—	(1,603)

Gross profit	$115,376	90	—	115,466	$116,652	$60	$—	$116,712

Gross margin	84%			84%	85%			85%

Operating profit	$79,875	1,260	—	81,135	$72,949	$1,463	$5,420	$79,832

Operating margin	58%			59%	53%			58%

Net income	$66,361	1,260	—	67,621	$65,436	$1,463	$5,365	$72,264

Net income attributable to Changyou.com Limited	$65,250	1,260	—	66,510	$64,331	$1,463	$5,365	$71,159

Net margin	48%			49%	47%			52%

Diluted net income per ADS attributable to Changyou.com Limited	$1.22			1.24	$1.21			$1.33

ADSs used in computing diluted net income per ADS attributable to Changyou.com Limited	53,356			53,533	53,317			53,537

Note:

(a)	To eliminate share-based compensation expense as measured using the fair value method.
(b)	Beginning in the fourth quarter of 2011, the Company revised its non-GAAP reporting methodology to exclude goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income from the reversal of contingent consideration previously recorded for acquisitions, in addition to its historical practice of excluding share-based compensation expense from non-GAAP results. For the three months ended March 31, 2012, there were no goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income from the reversal of contingent consideration previously recorded for acquisitions. For the three months ended December 31, 2011, there were goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact of US$5.4 million that were related to the cinema advertising business, and no non-cash tax benefits from excess tax deductions related to share-based awards and income from the reversal of contingent consideration previously recorded for acquisitions during the period.

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CHANGYOU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATION MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Three Months Ended Mar. 31, 2011
	GAAP	Non-GAAP adjustments		Non-GAAP
		Share-based compensation expense (a)	Goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact (b)
Online game gross profit	$85,962	33	—	85,995
Online advertising gross profit	6,980	36	—	7,016
Other gross loss	(431)	—	—	(431)

Gross profit	$92,511	69	—	92,580

Gross margin	88%			88%

Operating profit	$66,579	1,923	—	68,502

Operating margin	63%			65%

Net income	$58,400	1,923	—	60,323

Net income attributable to Changyou.com Limited	$58,400	1,923	—	60,323

Net margin	56%			57%

Diluted net income per ADS attributable to Changyou.com Limited	$1.10			1.13

ADSs used in computing diluted net income per ADS attributable to Changyou.com Limited	53,245			53,450

Note:

(a)	To eliminate share-based compensation expense as measured using the fair value method.
(b)	Beginning in the fourth quarter of 2011, the Company revised its non-GAAP reporting methodology to exclude goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income from the reversal of contingent consideration previously recorded for acquisitions, in addition to its historical practice of excluding share-based compensation expense from non-GAAP results. For the three months ended March 31, 2011, there were no goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income from the reversal of contingent consideration previously recorded for acquisitions.

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